Skydeck Acquisition Corp.
225 Dyer Street, 2nd Floor

Providence, Rhode Island 02903

March 25, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, D.C. 20549

Attn: Brittany Ebbertt, Kathleen Collins, Matthew Derby and Jan Woo

Re:	Skydeck Acquisition Corp. Registration Statement on Form S-1 Filed March 16, 2021 File No. 333-254347

Ladies and Gentlemen:

This letter sets forth responses of Skydeck Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated March 23, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

Registration Statement on Form S-1 filed March 16, 2021

Use of Proceeds, page 69

1.

Staff’s comment: You state that an affiliate of your sponsor has agreed to provide members of your management team with office space, secretarial and administrative services at no cost, but we note that you have allocated $240,000 of the net proceeds to be used for office space, administrative and support services. Please clarify.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly to reallocate such amount to “Working capital to cover miscellaneous expenses and reserves” instead. Please see pages 68 and 77 of the amendment to the Registration Statement.

Principal Shareholders, page 117

2.

Staff’s comment: Please disclose all persons who share voting or investment power over the company’s shares held by the sponsor. Refer to Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to provide the names of the managers of the sponsor’s board of managers. Please see footnote (3) to the table on page 116 of the amendment to the Registration Statement. Further, we respectfully advise the Staff that as a result of the “rule of three”, because voting and dispositive decisions regarding sponsor’s securities are made by three or more individual managers, and a voting or dispositive decision requires the approval of a majority of those individual managers, none of the individual managers is deemed to be a beneficial owner of the sponsor’s securities and no individual manager of the sponsor exercises voting or dispositive control.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 or Sean T. Wheeler, P.C. at (713) 836-3427 of Kirkland & Ellis LLP.

Sincerely,

/s/ Martin J. Mannion

Martin J. Mannion

Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler Kirkland & Ellis LLP
Sean T. Wheeler Kirkland & Ellis LLP

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